January 22, 2016

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC  20549-4720
Mail Stop 3561

Re:	PharMerica Corporation
Form 10-K for the Year Ended December 31, 2014
Filed March 2, 2015
Form 10-Q for the Quarter Ended September 30, 2015
Filed November 6, 2015
Response letter dated December 8, 2015
File No. 001-33380

Dear Ms. Jenkins:

This letter responds to a comment letter (the “Comment Letter”) received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (herein referred to as the “Commission”) dated December 23, 2015 regarding the above referenced filings.  In connection with this response, PharMerica Corporation (“PharMerica” or the “Company”) acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In response to the Comment Letter, and to facilitate review, the Company has repeated the text of each of the Staff’s comments below and followed each comment with the Company’s response.

Form 10-Q for the Quarter Ended September 30, 2015

Financial Statements

Note 5 Commitments and Contingencies, page 13

1.	We note your response to comment 1 from our letter dated November 24, 2015 and understand that the $71.5 million receivable that you have recorded as of September 30, 2015 is comprised of various rebates that you recognized under the terms of the Amended PVA with ABDC prior to the date the agreement was terminated, April 1, 2015. Please tell us how you considered the uncertainty of collection of these receivables in determining that an allowance was not necessary as of the balance sheet date. Your analysis should address how you assessed both probability of loss and whether the loss was reasonably estimable under ASC 450-20-25. Please refer to ASC paragraphs 310-10-35-7 through 11 and ASC Subtopic 450-20.

Company’s Response:

The response to this question will be delivered supplementally to the Staff pursuant to a confidential treatment request under Rule 83 of the SEC's Rules of Practice.

2.	Your disclosure states that you have included the net receivable in “other assets” as of September 30, 2015. Please clarify whether you have classified the net receivable as a current or non-current other asset. To the extent you have included the receivable as a current asset, please tell us how your classification complies with the definition included in ASC 210-10-20. In this regard, we note that ABDC stopped making payment for the rebates after the first quarter of 2014 and that you believe the litigation with ABDC is likely to continue longer than 12 months.

Company’s Response:

The net receivable of $22.7 million is included in the financial statement line item titled “Other”, which is presented outside of current assets in the Company’s Condensed Consolidated Balance Sheet as of September 30, 2015.

3.	We note your response to comment 2 indicates that the Amended PVA with ABDC contained a “no set-off” provision however you also state that through the normal course of business ABDC would issue PharMerica credit memos offsetting amounts, ABDC owed to you. Please further clarify the terms of the no set-off provision and how ABDCs use of credit memos to settle balances was consistent with the terms of the provision. In your response, provide details of the frequency at which these offsets occurred and the nature of the underlying transactions that were settled in this manner.

Company’s Response:

The response to this question will be delivered supplementally to the Staff pursuant to a confidential treatment request under Rule 83 of the SEC's Rules of Practice.

Please contact me if you have any questions or need any additional information.

Sincerely,

/s/ Thomas A. Caneris
Thomas A. Caneris
Senior Vice President and General Counsel